SCHEDULE 13G

Amendment No. 11
NCI Building Systems Incorporated
Common Stock
Cusip #628852105


Cusip #628852105
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	9,750,000
Item 6:	0
Item 7:	9,750,000
Item 8:	0
Item 9:	9,750,000
Item 11:	10.783%
Item 12:	    HC


Cusip #628852105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	9,750,000
Item 8:	0
Item 9:	9,750,000
Item 11:	10.783%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		NCI Building Systems Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		10943 North Sam Houston Parkway
West
		Houston, TX  77064


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		628852105

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	9,750,000

	(b)	Percent of Class:	10.783%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	9,750,000

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	9,750,000

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of NCI Building Systems Incorporated. The interest of the Fidelity Northstar Fund, an open-end, Canadian mutual fund trust formed by declaration of trust on October 8, 2002, in the Common Stock of NCI Building Systems Incorporated, amounted to 9,750,000 shares or 10.783% of the total outstanding Common Stock at December 31, 2009.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Fidelity Northstar Fund, amounted to 9,750,000 shares or 10.783% of the Common Stock outstanding. Fidelity Northstar Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,750,000 shares or 10.783% of the outstanding Common Stock of NCI Building Systems Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 9,750,000 shares and sole power to vote or to direct the voting of 9,750,000 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 12, 2010, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of NCI Building Systems Incorporated at
December 31, 2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Northstar Fund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary

	Pyramis Global Advisors, LLC

	By /s/Ashling Kanavos
	Ashling Kanavos
	Duly authorized under Power of Attorney
	dated April 6, 2009, by William E. Dailey
	Senior Vice President
	and Chief Administrative Officer
	Duly authorized under Board of
	Directors resolution dated
	September 26, 2005.